SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. __)*
______________________________

Och-Ziff Capital Management Group LLC
(Name of Issuer)

Class A Shares
(Title of Class of Securities)

67551U105
(CUSIP Number)

Jeffrey C. Blockinger
Chief Legal Officer
Och-Ziff Capital Management Group LLC
9 West 57th Street,
New York, NY 10019
(212) 790-0041
(Name, address and telephone number of person authorized
to receive notices and communications)

November 19, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.  (However, see the Notes.)

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1		NAME OF REPORTING PERSON	Daniel S. Och
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b)	□ ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	□
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	60,376,329[1]
8		SHARED VOTING POWER:	75,469,851[2]
9		SOLE DISPOSITIVE POWER:	60,376,329[3]
10		SHARED DISPOSITIVE POWER:	174,741,097[4]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	303,034,123[5]
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	□
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	89.4%
14		TYPE OF REPORTING PERSON:	IN

1
Represents 60,376,329 Class A Shares of the Issuer which the Reporting Person has the right to receive upon the exchange by the Reporting Person of equity securities of certain Issuer affiliated partnerships.

2
Represents 75,469,851 Class A Shares of the Issuer which certain trusts affiliated with the Reporting Person have the right to receive upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships, over which the Reporting Person may be deemed to have shared voting power, when combined with certain equity securities of one of such Issuer affiliated partnerships held by the Reporting Person (such equity securities held by the Reporting Person being combined have not been included in Row 7 above).

3	Represents the 60,376,329 Class A Shares of the Issuer referred to in Row 7.

4
Represents (i) 38,138,571 Class A Shares of the Issuer owned by DIC Sahir Limited over which the Reporting Person may be deemed to have shared dispositive power, (ii) 129,049,372 Class A Shares of the Issuer which certain limited partners of the Issuer affiliated partnerships have the right to receive upon the exchange by such limited partners of equity securities of such affiliated partnerships, over which the Reporting Person may be deemed to have shared dispositive power and (iii) 7,553,154 Class A Shares of the Issuer which certain trusts affiliated with the Reporting Person have the right to receive upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships, over which the Reporting Person may be deemed to have shared dispositive power, when combined with certain equity securities of one of such Issuer affiliated partnerships held by the Reporting Person (such equity securities held by the Reporting Person being combined have not been included in Row 9 above).

5
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the equity securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 67551U105	13D	(PAGE 3 OF 12)

ITEM 1	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class A shares of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Issuer”), representing Class A limited liability company interests of the Issuer (the “Class A Shares”).  The principal executive offices of the Issuer are located at 9 West 57th Street, New York, NY 10019.

ITEM 2	Identity and Background

(a)	Name: Daniel S. Och

(b)	Business Address:
Och-Ziff Capital Management Group LLC
9 West 57th Street,
New York, NY 10019

(c)	Occupation:
Chief Executive Officer of the Issuer

The Issuer is a leading international, institutional alternative asset management firm and one of the largest alternative asset managers in the world, with approximately $30.1 billion of assets under management as of September 30, 2007.

The Reporting Person conducts the aforementioned services primarily at the principal offices of the Issuer, at 9 West 57th Street, New York, NY 10019.

(d)	Criminal Proceedings: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Civil Proceedings:  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: United States

ITEM 3	Source and Amount of Funds or Other Consideration

As described under “Exchange Agreement” in Item 6 of this Statement, the Reporting Person has the right to receive 60,376,329 Class A Shares upon the exchange by the Reporting Person of equity securities of certain Issuer affiliated partnerships for Class A Shares.  The Reporting Person acquired such equity securities prior to the Company’s initial public offering in consideration of equity contributions to the Issuer affiliated partnerships as co-founder of the Issuer and its affiliated partnerships.

As described under “Exchange Agreement” in Item 6 of this Statement, certain trusts affiliated with the Reporting Person have the right to receive an aggregate of 75,469,851 Class A Shares upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships, when combined with certain equity securities of one of such Issuer affiliated partnerships held by the Reporting Person (such equity securities held by the Reporting Person being combined have not been included in the amount described in the paragraph above).  Pursuant to the Exchange Agreement referred to under “Exchange

CUSIP No. 67551U105	13D	(PAGE 4 OF 12)

Agreement” in Item 6 of this Schedule, the trusts affiliated with the Reporting Person must combine equal amounts of their interests in each of such Issuer affiliated partnerships in order to exchange such interests for Class A Shares.  The trusts do not own perfectly proportionate interests in each of such partnerships.  To exchange their interests in such Issuer affiliated partnerships for all of such 75,469,851 Class A Shares the trusts would have to exercise such exchange rights together with the Reporting Person.  The trusts acquired such Issuer affiliated partnership equity securities from the Reporting Person as a gift.

As described under “Tax Matters Partner Share Agreement” in Item 6 of this Statement, the Reporting Person holds one Class A Share in his capacity as the Tax Matters Partner (as defined therein) of the Issuer.  The Tax Matters Partner received such Class A Share in consideration of his payment of $31.50. The Reporting Person, as Tax Matters Partner, holds this share pursuant to an agreement between the Company and its Tax Matters Partner whereby the Tax Matters Partner (i) is not permitted to transfer the share except to a successor Tax Matters Partner in connection with the appointment of such Tax Matters Partner and upon no less than 75 days' notice to the Board of Directors of such transfer and (ii) has given a proxy to vote the share to a third party.

ITEM 4.	Purpose of Transaction

The Reporting Person currently intends to remain a significant stockholder, director and officer of the Issuer, and maintain his control over the Issuer and its affiliates.  As part of his ongoing evaluation of the business, operations, governance, management, strategy and future plans of the Issuer, his control over the Issuer, his employment opportunities, his personal investment objectives, his life goals and plans, his relocation opportunities, and other personal, business, career and family goals, objectives, opportunities, obligations and priorities, as well as evaluation of his ongoing duties to the Issuer, and its shareholders as a controlling person, the Reporting Person may consider, from time to time in the future, one or more actions with respect to the Class A Shares described herein.  Subject to any applicable legal and contractual restrictions on his ability to do so, the Reporting Person may in the future take such actions (either alone or with one or more third parties) with respect to his investment in the Class A Shares as he deems appropriate in light of circumstances existing at such time.  Such actions may include the purchase of additional Class A Shares either in brokerage transactions on the New York Stock Exchange or in privately negotiated transactions or the sale of all or a portion of his Class A Shares at present owned or hereafter acquired by the Reporting Person in the open market, in privately-negotiated transactions to one or more purchasers, an extraordinary corporate transaction, such as a merger reorganization including the Issuer or any of its subsidiaries or affiliated partnerships or otherwise.

Pursuant to the Second Amended and Restated Limited Liability Company Agreement of the Issuer (the “LLC Agreement”), which is filed as an exhibit to this Statement and incorporated herein by reference, the Issuer’s Board of Directors will consist of seven directors within one year following the Issuer’s initial public offering.  Pursuant to the “Class B Shareholders Agreement” described in Item 6 of this Statement, and subject to the terms and conditions thereof, the Class B Shareholder Committee (as defined therein), which the Reporting Person currently is the sole member of, will be entitled to designate five nominees (out of seven total) for election to our Board of Directors.  The Reporting Person intends to designate two directors to fill the two remaining vacancies of the Board of Directors of the Issuer as of November 29, 2007.

Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to change his plans and intent, at any time and from time to time, based on his view of his best interests, his duties to the Issuer and its shareholders as a controlling person (to the extent required by applicable law or agreement), and other factors in light of (i) the Issuer’s financial position, future actions taken by the Issuer’s board of directors, price levels of the Class A Shares or other equity or debt securities of the Issuer, (ii) his investment opportunities, his life goals and plans, his relocation opportunities, and other personal, business, career and family goals, objectives, opportunities, obligations and priorities, and (iii) general economic, political, or industry conditions, including conditions in the

CUSIP No. 67551U105	13D	(PAGE 5 OF 12)

securities market, or changes in laws, rules, or regulations and any other conditions or changes thereto, in the Reporting Person’s sole determination.

Although the foregoing represents the range of actions currently contemplated by the Reporting Person with respect to the Class A Shares, the possible actions of the Reporting Person either alone or with one or more third parties with respect to the Class A Shares are subject to change at any time and the Reporting Person may formulate plans or proposals with respect to one or more of the foregoing and any other matters as he may determine in his sole discretion in the future.

ITEM 5	Interest in Securities of the Issuer

(a)           As of the date hereof, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the Reporting Person may be deemed to beneficially own (i) 60,376,329 Class A Shares which the Reporting Person has the right to receive, pursuant to the Exchange Agreement, upon the exchange by the Reporting Person of equity securities of certain Issuer affiliated partnerships, (ii) 75,469,851 Class A Shares which certain trusts affiliated with the Reporting Person have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships, (iii) 38,138,571 Class A Shares owned by DIC Sahir Limited (“DIC Sahir”) over which the Reporting Person may be deemed to have shared dispositive power by reason of the drag along provisions of the Investment Agreement described under “Investment Agreement” in Item 6 of this Statement, and (iv) 129,049,372 Class A Shares which certain limited partners of Issuer affiliated partnerships have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such limited partners of equity securities of such affiliated partnerships and over which the Reporting Person may be deemed to have shared dispositive power by reason of the drag along provisions of the Partnership Agreements described under “Partnership Agreements of Issuer Affiliated Partnerships” in Item 6 of this Statement.  On November 19, 2007, the Issuer had 74,138,571 Class A Shares outstanding. In the future, the Issuer may issue additional Class A Shares as follows:  (i) an aggregate of 135,846,180 Class A Shares which the Reporting Person and certain trusts affiliated with the Reporting Person have the right to receive, pursuant to the Exchange Agreement, upon the exchange by the Reporting Person and such trusts of equity securities of certain Issuer affiliated partnerships, and (ii) 129,049,372 Class A Shares which certain limited partners of Issuer affiliated partnerships have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such limited partners of equity securities of such Issuer affiliated partnerships and over which the Reporting Person may be deemed to have shared dispositive power).  Assuming the future issuance of such Class A Shares, the Reporting Person may be deemed to beneficially own Class A Shares representing 89.4% of the number of outstanding Class A Shares as of November 19, 2007.

(b)           For purposes of Section 13(d) of the Securities Exchange Act of 1934, the Reporting Person may be deemed (i) to have sole voting power over 60,376,329 Class A Shares which the Reporting Person has the right to receive, pursuant to the Exchange Agreement, upon the exchange by the Reporting Person of equity securities of certain Issuer affiliated partnerships, (ii) to have shared voting power over an aggregate of 75,469,851 Class A Shares which certain trusts affiliated with the Reporting Person have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships, (iii) to have sole dispositive power over 60,376,329 Class A Shares which the Reporting Person has the right to receive, pursuant to the Exchange Agreement, upon the exchange by the Reporting Person of equity securities of certain Issuer affiliated partnerships, and (iv) to have shared dispositive power over the (x) 38,138,571 Class A Shares owned by DIC Sahir, (y) 129,049,372 Class A Shares which certain limited partners of Issuer affiliated partnerships have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such limited partners of equity securities of such Issuer affiliated partnerships, and (z) 15,094,019 Class A

CUSIP No. 67551U105	13D	(PAGE 6 OF 12)

Shares which certain trusts affiliated with the Reporting Person have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships.

DIC Sahir is a corporation organized under the laws of the Cayman Islands.  DIC Sahir is a company formed for the purposes of making the investment in the Issuer contemplated by the Investment Agreement.  DIC Sahir is a wholly owned subsidiary of Dubai Holding LLC, a limited liability company formed under the laws of the Emirate of Dubai, which is majority owned by certain members of the Ruling Family of Dubai in their private capacity.  DIC Sahir’s business address is: c/o Dubai International Capital LLC,  The Gate, East Wing 13th Floor, DIFC, Sheikh Zayed Road, Dubai, United Arab Emirates.  To the knowledge of the Reporting Person, during the last five years, DIC Sahir has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The limited partners of the Issuer affiliated partnerships referred to in Item 5(a)(v) and Item 5(b)(iv) above are Anthony Fobel, Arnaud Achache, Boaz Sidikaro, Dan Manor, David Stonehill, David Windreich, Hal Kelly, James O’Connor, James-Keith Brown, Joel Frank, Josh Ross, Kaushik Ghosh, Massimo Bertoli, Michael Cohen, Raaj Shah, Rick Lyon and Zoltan Varga.  Each of such limited partners is a director or an executive managing director of subsidiaries of the Issuer, and each of David Windreich, Hal Kelly, Joel Frank, Michael Cohen and Zoltan Varga is an officer of the Issuer.  Each of such limited partners, with the exception of Arnaud Achache, Anthony Fobel, Dan Manor, Massimo Bertoli and Zoltan Varga, is a citizen of the United States.  Arnaud Achache is a citizen of France.  Anthony Fobel is a citizen of the Republic of South Africa.  Dan Manor is a citizen of the State of Israel.  Massimo Bertoli is a citizen of Italy.  Zoltan Varga is a citizen of the Republic of Slovenia.  The business address of each such limited partner is c/o Och-Ziff Capital Management Group LLC, 9 West 57th Street, New York, NY 10019.  To the knowledge of the Reporting Person, during the last five years, none of such limited partners have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a co-trustee of the trusts referred to in Item 5(b)(ii) and Item 5(b)(iv)(z) above and may be deemed for purposes of Section 13(d) of the Securities Exchange Act of 1934 to share voting and/or dispositive power over the equity securities of certain Issuer affiliated partnerships owned by such trusts.  The trusts are personal planning entities organized for the benefit of the family of the Reporting Person.  The co-trustees of the trusts are one or more of Jane C. Och and Jonathan Och, each of whom is a citizen of the United States.  The business address of each such co trustee is c/o Dan Och, Och-Ziff Capital Management Group LLC, 9 West 57th Street, New York, NY 10019.  To the knowledge of the Reporting Person, during the last five years, none of such co-trustees have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)           During the sixty (60) days preceding November 19, 2007, the date of the event requiring the filing of this Statement, and from such date to the date of this filing, the following transactions were effected:

CUSIP No. 67551U105	13D	(PAGE 7 OF 12)

•
On November 13, 2007, the Reporting Person was issued Class B shares of the Issuer, representing Class B limited liability company interests of the Issuer (the “Class B Shares”).  Pursuant to the LLC Agreement, holders of Class B Shares are entitled to one vote per share and generally vote together with the Class A Shares as a single class on matters submitted to a vote of securityholders.  As a result of (i) the issuance of the Class B Shares to the Reporting Person and (ii) the grant of a voting proxy to the Class B Shareholder Committee over the Class B Shares held by certain limited partners of Issuer affiliated partnerships, the Reporting Person has the right to vote Class B Shares representing 79.1% of the total voting power of the Issuer.  For each Class A Share received upon the exchange of equity securities of the Issuer affiliated partnerships pursuant to the Exchange Agreement, one Class B Share will be cancelled for no consideration.

•	On or about November 13, 2007, the Issuer issued one Class A Share to the Reporting Person in his capacity as Tax Matters Partner of the Issuer.

•
On or prior to November 13, 2007, in contemplation of the initial public offering of the Issuer, the Issuer reorganized its structure and in connection therewith certain equity securities of certain Issuer affiliated partnerships held by the Reporting Person and certain trusts affiliated with the Reporting Person were reclassified.  As a result of the reclassification, and subject to the terms and conditions of the Exchange Agreement described under “Exchange Agreement” in Item 6 of this Statement, (i) the Reporting Person has the right to exchange such reclassified Issuer affiliated partnerships equity securities for 60,376,329 Class A Shares, and (ii) the trusts affiliated with the Reporting Person have the right to exchange such reclassified Issuer affiliated partnership equity securities for an aggregate of 75,469,851 Class A Shares.

•
On November 19, 2007, pursuant to the Purchase Agreement described under “Purchase Agreement” in Item 6 of this Statement, the Reporting Person and certain trusts affiliated with the Reporting Person sold equity securities of certain Issuer affiliated partnerships to such Issuer affiliated partnerships.  The Reporting Person and such trusts have agreed in the Investment Agreement, described under “Investment Agreement” in Item 6 of this Statement, to invest all of the after-tax proceeds received in connection with the initial public offering of the Issuer and the sale of the Class A Shares to DIC Sahir into certain Issuer affiliated funds.

(d)        None.

(e)        Not applicable.

The Reporting Person herein states that this filing shall not be deemed an admission that he is the beneficial owner of any of the Class A Shares referred to in this Item 5, and explicitly disclaims beneficial ownership of such interests, except to the extent of his pecuniary interest therein.

ITEM 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Exchange Agreement.  Pursuant to the Exchange Agreement, dated as of November 13, 2007, among the Issuer, the Reporting Person, certain Issuer affiliated partnerships and certain limited partners and holders of Class B Shares (the “Exchange Agreement”), the equity securities of such Issuer affiliated partnerships may be exchanged for Class A Shares subject to vesting, minimum retained ownership requirements and transfer restrictions.  Such exchanges generally may be made as and when approved by

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the Chairman of the Exchange Committee during the five-year period following November 19, 2007 and quarterly thereafter.  The Reporting Person is the Chairman of the Exchange Committee.  The Exchange Agreement is filed as an exhibit to this Statement and is incorporated herein by reference.

Partnership Agreements of Issuer Affiliated Partnerships.  Pursuant to the partnership agreements of certain Issuer affiliated partnerships (the “Partnership Agreements”), the Reporting Person’s equity securities of such Issuer affiliated partnerships are subject to vesting, forfeiture, transfer and other restrictions.  The Partnership Agreements provide that such equity securities shall vest in equal installments on each anniversary date of the initial public offering of the Issuer for five (5) years, beginning on November 19, 2008.  The Reporting Person’s unvested Issuer affiliated partnership equity securities are subject to forfeiture only if the Reporting Person voluntarily terminates his active involvement with the Issuer’s business.  During such time as the Reporting Person is actively involved with the Issuer’s business, and during the two-year period immediately following the date of termination of his active involvement with the Issuer’s business for any reason, the Reporting Person is required to maintain a minimum ownership of 25% of the his vested Issuer affiliated partnership equity securities.  The vesting, forfeiture and minimum retained ownership requirements may be waived by a majority vote of the Partner Management Committee at any time.  The Reporting Person is the Chairman of the Partner Management Committee.  The Partnership Agreements provide that, subject to the terms and conditions of the Partnership Agreements, if one or more limited partners of the Issuer affiliated partnerships (including the Reporting Person) (the “Drag Along Sellers”) propose to transfer to a third party purchaser Class A Shares (or securities convertible into or exchangeable for Class A Shares, including the equity securities of the Issuer affiliated partnerships) representing at least 50% of the then outstanding Class A Shares on a fully diluted basis, such Drag Along Sellers may require certain of the other limited partners of the Issuer affiliated partnerships to sell their Issuer affiliated partnership equity securities on a pro rata basis.  The Partnership Agreements are filed as exhibits to this Statement and are incorporated herein by reference.

Registration Rights Agreement.  Pursuant to the Registration Rights Agreement, dated as of November 19, 2007, among the Issuer, the Reporting Person and the other covered persons from time to time party thereto (the “Registration Rights Agreement”), the Issuer has granted the parties to the Registration Rights Agreement certain registration rights with respect to the Class A Shares received by them as a result of any exchange pursuant to the Exchange Agreement, or otherwise.  The Issuer will be required to file a shelf registration statement on or prior to the fifth (5th) anniversary of the initial public offering of the Issuer covering the resale of all Class A Shares held by such parties or issuable upon an exchange pursuant to the Exchange Agreement.  In addition, the Reporting Person is the chairman of the “demand committee,” which has the right to require prior to the fifth (5th) anniversary of the initial public offering of the Issuer that the Issuer register the sale of Class A Shares held by such parties and may require the Issuer to file a shelf registration statement.  In addition, the chairman of the demand committee has the ability to exercise certain piggyback registration rights in respect of the Class A Shares held by such parties.  The Registration Rights Agreement is filed as an exhibit to this Statement and is incorporated herein by reference.

Purchase Agreement.  Pursuant to a Purchase Agreement, dated as of November 13, 2007, among certain Issuer affiliated partnerships, the Reporting Person, certain trusts affiliated with the Reporting Person and certain limited partners of such Issuer affiliated partnerships (the “Purchase Agreement”), the Reporting Person and such trusts sold equity securities of such Issuer affiliated partnerships to such affiliated partnerships for an aggregate consideration of $1,087,756,236.  The Reporting Person and such trusts have agreed in the Investment Agreement to invest all of the after-tax proceeds received in connection with the initial public offering of the Issuer and the sale of the Class A Shares to DIC Sahir into certain Issuer affiliated funds.  The Purchase Agreement is filed as an exhibit to this Statement and is incorporated herein by reference.

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Tax Matters Partner Share Agreement.  Pursuant to the Tax Matters Partner Share Agreement, dated as of November 13, 2007, between the Issuer and the Reporting Person (the “TMP Agreement”) the Reporting Person was issued one Class A Share in consideration of his payment of $31.50.  The TMP Agreement provides that such Class A Share (i) may not be transferred except to a successor Tax Matters Partner on an arm’s length basis and upon no less than 75 days’ notice to the Board of Directors of the Issuer, and (ii) is subject to an irrevocable proxy to vote given to a third party.

Lockup Agreement.  Pursuant to the Lockup Agreement, dated as of November 6, 2007, between Goldman Sachs & Co., Lehman Brothers Inc. and the Reporting Person (the “Lockup Agreement”), the Reporting Person has agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, dispose of or hedge, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of any Class A Shares (including, without limitation, Class A Shares that may be deemed to be beneficially owned by the Reporting Person, in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a share option or warrant), or Class B Shares or any securities convertible into or exercisable or exchangeable for Class A Shares or Class B shares of the Company, whether any such transaction is to be settled by delivery of Class A Shares, Class B Shares or other such securities, in cash or otherwise for a period of 180 days from November 19, 2007.  The trusts affiliated with the Reporting Person have entered into lockup agreements that are substantially the same as the Lockup Agreement. The Lockup Agreement is filed as an exhibit to this Statement and is incorporated herein by reference.

Class B Shareholders Agreement.  Pursuant to the Class B Shareholders Agreement, dated as of November 13, 2007, among the Issuer, the Reporting Person and the other individuals party thereto (the “Class B Shareholders Agreement”), the Class B Shareholder Committee (as defined in the Class B Shareholders Agreement) will have certain voting, nomination (including designation of five out of the seven members of the Board of Directors of the Issuer), consent and approval rights, including with regard to the issuance of new securities.  Subject to the conditions and covenants of the Class B Shareholders Agreement, all holders of Class B Shares irrevocably appoint the members of the Class B Shareholder Committee as their proxy.  The Class B Shareholder Committee controls in aggregate 79.1% of the voting power of the Issuer as of November 19, 2007.  The Reporting Person is the sole member of the Class B Shareholder Committee.  The Class B Shareholders Agreement is filed as an exhibit to this Statement and is incorporated herein by reference.

Investment Agreement.  Pursuant to the Securities Purchase and Investment Agreement (the “Investment Agreement”), dated as of October 29, 2007, among the Issuer, Dubai International Capital LLC (“DIC”) and DIC Sahir, a wholly owned subsidiary of DIC, if any of the Existing Partners (as such term is defined in the Investment Agreement), or a group of Existing Partners, proposes to sell at least 50% of the outstanding equity securities of the Issuer (calculated on a fully diluted basis) to a third party prior to the fifth (5th) anniversary of the initial public offering of the Issuer, the Existing Partners will have the option to require DIC Sahir or any of its affiliates to sell a pro rata portion of their Class A Shares to such third party on the same terms and conditions as long as all of the Existing Partners participate in such a sale.  The Investment Agreement is filed as Exhibit 10.16 to the Issuer's registration statement on Form S-1 (File No. 333-144256) and is incorporated herein by reference.

The foregoing summaries of the Exchange Agreement, the Partnership Agreements, the Registration Rights Agreement, the Purchase Agreement, the Lockup Agreement, the Class B Shareholders Agreement and the Investment Agreement are qualified in their entirety by reference to the copies of such agreements filed as exhibits hereto.

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ITEM 7	Material to Be Filed as Exhibits

Exhibit 1	Second Amended and Restated Limited Liability Company Agreement of the Issuer, dated as of November 13, 2007.

Exhibit 2
Exchange Agreement, dated as of November 13, 2007, among the Issuer, the Reporting Person, Och-Ziff Holding Corporation, Och-Ziff Holding LLC, OZ Management LP, OZ Advisors LP, OZ Advisors II LP and certain limited partners and holders of Class B Shares.

Exhibit 3	Amended and Restated Limited Partnership Agreement of OZ Advisors LP, dated as of November 13, 2007.

Exhibit 4	Amended and Restated Limited Partnership Agreement of OZ Advisors II LP, dated as of November 13, 2007.

Exhibit 5	Amended and Restated Limited Partnership Agreement of OZ Management LP, dated as of November 13, 2007.

Exhibit 6	Registration Rights Agreement, dated as of November 19, 2007, among the Issuer, the Reporting Person and the other covered persons from time to time party thereto.

Exhibit 7
Purchase Agreement, dated as of November 13, 2007, among Och-Ziff Holding Corporation, Och-Ziff Holding LLC, OZ Management LP, OZ Advisors LP, OZ Advisors II LP, the Reporting Person and certain limited partners.

Exhibit 8	Lockup Agreement, dated as of November 6, among Goldman Sachs & Co., Lehman Brothers Inc. and the Reporting Person.

Exhibit 9	Class B Shareholders Agreement, dated as of November 13, 2007, among the Issuer, the Reporting Person and the other individuals party thereto.

Exhibit 24.1	Power of Attorney of the Reporting Person.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 29, 2007

By:		/s/ Jeffrey Blockinger
	Name:	Jeffrey Blockinger
	Title:	Attorney-in-fact